Emeco Holdings Limited

09045694

9 March 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC
Mail Processing
Section

MAR 19 2009

Washington, DC
100

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 9 March 2009 – Notice of ceasing to be a substantial holder – Commonwealth Bank of Australia and its subsidiaries*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kpatk.

Michael Kirkpatrick
General Manager Corporate Services

Encl

3/26

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

PFAX101

COPY

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	09-Mar-2009
Time	08:26:35
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 605

Exemption File No. 82-35011

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

To: Emeco Holdings Limited

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on	3/03/2009
The previous notice was given to the company on	2/03/2009
The previous notice was dated	25/02/2009

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

CFS/IMS

Exemption File No. 82-35011

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Realindex Investments Limited	Level 7 48 Martin Place Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000

5. Signature

....

John Damien Hatton – Company Secretary

Dated the 6 day of March 2009.

CFS/IMS

Exemption File No. 82-35011

Annexure A

This is the annexure mark A referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 3/03/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital No.2 Limited
ASB Holdings Limited
Avanteos Pty Limited (ACN 066 862 97)
CBA (Delaware) Finance Incorporated
CBA Asia Limited
CBA Capital Trust II
CBA Funding Trust 1
CBA NZ Holding Limited
CBCL Australia Limited
CBFC Limited (ACN 008 519 462)
CMG Asia Life Holdings Limited
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Finance Limited (ACN 067 105 435)
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Investments (NZ) Limited
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Retail Trust
CommBank Europe Limited
CommCapital S.a.r.l
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Securities Limited (ACN 067 254 399)
Copacabana Beach Pty Ltd(ACN 123 047 978)
CTB Australia Limited
eCommlegal Pty Ltd
First State (HK) LLC
First State Investment Managers (Asia) Limited (ACN 054 571 701)
Fringe Pty Ltd (ACN 078 791 901)
Greenwood Lending Pty Ltd(ACN 112 461 131)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Operating No.2 Pty Limited(ACN 100 915 517)
Harboard Beach Pty Ltd(ACN 123 178 450)
Homepath Pty Limited (ACN 081 986 530)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Property Management Limited
Loft No 3 Pty Ltd(ACN 118 488 234)
M-Land Pty Ltd(ACN 106 099 923)
Medallion Trust Series 2003-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007-1G
MIS Funding No1 Pty Limited(ACN 119 268 905)
Newport Limited
Pavillion and Park Limited
PERLS III Trust (formally Preferred Capital Limited)
Prime Investment Entity Limited(ACN 065 915 139)
PT Bank Commonwealth
Series 2001-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 50
Sovereign Limited
Watermark Limited
ASB Capital Limited
ASB Group (Life) Limited
Avanteos Investments Ltd (ACN 096 259 979)
Burdekin Investments Limited
CBA (Europe) Finance Limited
CBA Capital Trust I
CBA Funding (NZ) Limited
CBA Investments Limited (ACN 000 835 423)
CBA USD Funding Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CFS Managed Property Limited(ACN 006 464 428)
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial Fiji Life Limited
Colonial First State (UK) Holdings Limited
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial Holding Company Limited (ACN 074 706 782)
CommBankManConsult(Asia)Co Ltd
CommInternational Limited
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Managed Investments Limited (ACN 084 098 180)
CommTrading Limited
Crystal Avenue Pty Limited(ACN 123 019 956)
D Compartment ABI Lux Co
Financial Wisdom Limited(ACN 006 646 108)
First State Investment Holdings (Singapore) Ltd
First State Investments (Cayman) Limited
FS Investments (Bermuda) Ltd
Group Treasury Services NZ Limited(ACN 1761530)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
IWL Limited(ACN 078 119 212)
Kiwi Income Properties Limited
Lily Pty Ltd(ACN 124 503 117)
Luca Limited Partnership
Medallion Series Trust 2006 1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 5P
Medallion Trust Series 2008-1R
National Bank of Fiji Limited
Padang Pty Ltd(ACN 106 099 496)
PERLS II Trust (ARSN 107 133 488)
Pontoon (Funding)PLC
PT Astra CMG Life
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2002-1G Medallion Trust
SHIELD Series 21
Sovereign Group Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)

End of Annexure A

CFS/IMS

Annexure B

Exemption File No. 82-35011

This is the annexure mark B referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 3/03/2009

____

John Damien Hatton – Company Secretary

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
03 Mar 2009	Citicorp Nominees Pty Limited	SELL	-636026	-188549
Total			**-636026**	**-188549**
Entity Total			**-636026**	**-188549**
Grand Total			**-636026**	**-188549**

End of Annexure B